

**_1st BCCW Capital Corp_**

**Coldstream Park • 116B South River Road • Bedford, NH 03110**

**Tel (603) 668-4353 • FAX (603) 622-1107 • Outside NH (800) 639-2711 • info@bcfinance.com • www.bcfinance.com**

February 25, 2016

On behalf of 1st BCCW Capital Corporation, I, as President, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2015:

- 1st BCCW Capital Corporation claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- 1st BCCW Capital Corporation did not hold any customer funds or securities at any time during the year.
- 1st BCCW Capital Corporation met the identified exemption provisions throughout the reporting period without exception.

1st BCCW Capital Corporation

John J. Clarke, Jr.
President

State of New Hampshire
County of Hillsborough

Signed and sworn to before me on the 25th day of February, 2016 by John J. Clarke, Jr.

Phyllis M. Cote
Notary Public, State of New Hampshire

My commission expires December 3, 2019

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